CUSIP No. 65704T108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A-2

Under the Securities Exchange Act of 1934

North American Nickel, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65704T108

(CUSIP Number)

Greg Link, Director

Sentient Executive GP IV, Limited, General Partner

Of Sentient GP IV, L.P., General Partner of Sentient Global Resources Fund IV, L.P.,

Landmark Square, 1st Floor, 64 Earth Close, West Bay Beach South

P.O. Box 10795, George Town, Grand Cayman KY1-1007, Cayman Islands

345-946-0921

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

(with copy to)

Gregory A. Smith, Esq.

Quinn & Brooks LLP

P O Box 590

Larkspur CO  80118

303-298-8443

September 30, 2013

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65704T108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient GP IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 58,127,098
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 58,127,098
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,127,098
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.38%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 65704T108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient Global Resources Fund IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 58,127,098
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 58,127,098
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,127,098
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.38%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 65704T108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient Executive GP IV, Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 58,127,098
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 58,127,098
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,127,098
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.38%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 65704T108

Item 1.

Security and Issuer

This filing relates to the common stock, no par value (the “Common Stock”) of North American Nickel, Inc.  (“NAN” or the “Issuer”), a British Columbia corporation. The address of NAN’s principal office is 208-828 Harbourside Drive, North Vancouver, BC  BCV7P 3R9.

Item 2.

Identity and Background

(a) – (c) This Schedule is being filed jointly by: (i) Sentient Global Resources Fund IV, L.P. (“Fund IV”); (ii) Sentient GP IV, L.P. (“GP IV”);  and (iii) Sentient Executive GP IV, Limited (“ Sentient Executive IV”) (the foregoing are collectively referred to herein as the “Reporting Persons”).   Sentient Executive IV is the general partner of the general partner of Fund IV and makes the investment decisions for those entities.

Fund IV is a Cayman Islands limited partnership. The sole general partner is Sentient GP IV which is a Cayman Islands limited partnership. The sole general partner of GP IV is Sentient Executive IV which is a Cayman Islands exempted company. The principal business of Fund IV is making investments in public and private companies engaged in mining and other natural resources activities. The principal business of GP IV is performing the functions of and serving as the sole general partner of Fund IV, and other similar funds and the principal business of Sentient Executive IV is performing the functions of and serving as the sole general partner of GP IV. Investment decisions related to investments of Fund IV are made by Sentient Executive IV with the approval of GP IV.

The principal offices of each of the Reporting Persons is: Landmark Square, 1st Floor, 64 Earth Close, West Bay Beach South, P.O. Box 10795, George Town, Grand Cayman KY1-1007, Cayman Islands.

(d)

During the past 5 years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Schedule A Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

During the past 5 years, none of the Reporting Persons, and to the best knowledge of the Reporting persons, none of the Schedule A Persons a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The citizenship of the Schedule A Persons who are natural persons is set forth on Schedule A and incorporated herein by this reference. Mr. Andrew Pullar was recently added as a fourth director of GP IV.

Item 3.

Source and Amount of Funds or Other Consideration

The funds used by Fund IV to purchase the Units of NAN are funds held by it for investment.

Item 4.

Purpose of Transaction

Item 4 is amended to read as follows:

(a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer.

The Reporting Persons have acquired the following securities of the Issuer:

1.

Effective September 30, 2013,  the Reporting Persons exercised Warrants to acquire 18,276,199 shares of common stock of the Issuer at an exercise price of C$0.21 per share.

CUSIP No. 65704T108

2.

Effective October 25, 2013, the Reporting Persons purchased in private transactions an aggregate of 3,298,500 shares of common stock of the Issuer at a price of C$0.42, for an aggregate purchase price of C$1,385,370..

The Reporting Persons reserve the right to acquire beneficial ownership or control over additional securities of the Issuer.

The percentage of outstanding shares is based upon the Issuer having a total of 140,456,084 shares issued and outstanding.

(b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

None.

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

None.

(d) Any change in the present board or directors or management of the Issuer, including plans or proposals to change the number of term of directors or to fill any existing vacancies on the board.

None.

(e) Any material change in the present capitalization or dividend policy of the Issuer.

None.

(f) Any other material change in the Issuer’s business or corporate structure. None, except as set forth herein.

None.

(g) Changes to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

None.

(h) Causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

None.

(i) Causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

None.

(j) Any action similar to any of those enumerated above.

None.

Item 5.

Interest in Securities of the Issuer

CUSIP No. 65704T108

Item 5 is hereby amended to read as follows:

(a)

Fund IV owns 58,127,098 shares of the Issuer’s common stock, representing 41.38% of the Issuer’s total issued and outstanding shares on a partially diluted basis.

(b)

The Reporting Person exercises the sole voting and investment power with respect to the securities owned by Fund IV except as noted herein.

(c)

During the past 60 days, the Reporting Person has not engaged in any transactions in the class of securities reported except as noted herein.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None except for the Exhibits to the Filings of the Reporting Persons, including the Exhibits filed herewith.

Item 7.

Material to be Filed as Exhibits

The following additional exhibits are filed herewith:

(A)

Filing Agreement dated September 30, 2013

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sentient Global Resources Fund IV, L.P.

     By: Sentient GP IV, L.P., General Partner

            By: Sentient Executive GP IV, Limited,

                                     General Partner

By:   ____/s/ Greg Link_____________

Greg Link, Director

Date: October  28, 2013

Sentient GP IV, LP

By:   __/s/ Greg Link___________________

Greg Link, Director

Date: October 28, 2013

Sentient Executive GP IV, Limited

By:   ___/s/ Greg Link____________________

Greg Link, Director

Date: October 28,  2013

CUSIP No. 65704T108

SCHEDULE A

The (i) name, (ii) title, (iii) citizenship, (iv) principal occupation and (v) business address of each director of  Sentient Executive GP IV, Limited are as follows. Sentient Executive GP IV, Limited has no executive officers.

Name	Title	Citizenship	Principal Occupation	Business Address

Peter Cassidy	Director	Australia	Investment Manager	Level 44, Grosvenor Place 225 George Street Sydney NSW 2000 Australia

Greg Link	Director	New Zealand	Investment Manager	Landmark Square 1st Floor, 64 Earth Close West Bay Beach South P.O. Box 10795 George Town, Grand Cayman KY1-1007 Cayman Islands

Peter Weidmann	Director	Germany	Investor Relations Manager	Schellingstrasse 76 80799 Munich Germany

Andrew Pullar	Director	Australian	Investment Manager	Landmark Square 1st Floor, 64 Earth Close West Bay Beach South P.O. Box 10795 George Town, Grand Cayman KY1-1007Cayman Islands